Mail Stop 4561

October 17, 2007

Gerald Nels Olson
Chairman of the Board of Managing Directors
Proinvest Realty Fund, LLC
8333 Douglas Avenue
Suite 1450
Dallas, Texas 75225

> **Re:**   **Proinvest Realty Fund, LLC**
> **Amendment No. 1 to Form S-11**
> **Filed on September 26, 2007**
> **File No. 333-144134**

Dear Mr. Olson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Summary Risk Factors, page 2

1.   Please add to your third bulleted risk factor that there is no date certain upon which you must liquidate. We note disclosure of this fact elsewhere in your filing, including on page 3 under "Plan of Business."

Distribution Policy, page 4

2.   We note your response to prior comment 13 and your related additional disclosure. You
        state that distributions are not likely to be made in the early years of operations. Please
        revise your disclosure to clarify, if true, that the distributions you are referring to do not
        include the 8% preferential return. Please also state when you plan to begin distributing
        the 8% preferential return.

3.   We note that you do not plan to make distributions in the early years of operations
        because you do not plan to sell any property until four to six years from the date you
        purchase it. Please revise to clarify whether you expect to make any distributions using
        income earned from operations. In this regard, we note the disclosure on page 55.

Estimated Use of Proceeds, page 14

4.   We note disclosure on page 24, which indicates that a portion of your organizational and
        offering expenses cannot be determined at this time. In light of this disclosure, please tell
        us how you calculated the amounts of organizational and offering expenses shown in the
        table on page 15.

5.   In footnote 4 on page 15, you state that the amount available for investment includes the
        Property Advisory Fee to be paid to the manager. Please explain to us how this amount
        has been included. In your explanation, please disclose the amount you assigned to the
        total investment cost for each property acquired.

6.   Please revise footnote 4 to clarify, if true, that the Property Advisory Fee also includes
        2% of the budgeted amount of funds to be used to develop, construct, rehabilitate or
        improve each property.

Acquisition and Investment Policies, page 16

7.   We note your response to prior comment 20. You state that there is no absolute
        limitation on the value of proposed investments. However, please revise to state whether
        you are subject to any limitations with respect to the type of investments you may make.
        We note your disclosure on page 16 about the types of properties that you may invest in
        and the properties you will not invest in, but please revise to clarify whether you have
        any absolute limitations that are set forth in your LLC agreement or otherwise.

Management, page 20

8.   We reissue prior comment 21. For Mr. Olson, Mr. Millard, and Mr. Crosson, please
        revise your disclosure to describe their business experience over the past five years,
        including where they worked and the specific responsibilities or positions held with each

employer. In this discussion, please be clear about what years each person held such positions.

Compensation of the Manager and Affiliates, page 24

9.   We note your response to prior comment 16; however, it appears that none of the fees listed in this table were negotiated at arms-length since all involve payments to affiliates. Please revise the introductory paragraph to remove any indication that the fees resulted from arms length negotiations.

10.   Please revise the table to provide a separate column that identifies the party receiving each of the fees listed.

11.   We note that you have disclosed the amounts available for investment under "Estimated Use of Proceeds" on page 15. Assuming these amounts are invested in properties, please revise to disclose the approximate amount of Property Advisory Fee at both the minimum and maximum offering amounts.

12.   Please tell us why you have included real estate commissions under Operational Stage instead of Acquisition Stage. If you expect to pay commissions during the acquisition stage, please relocate the disclosure regarding commissions to that sub-heading and provide an estimate of the amount of such commissions, or an estimated range, considering current industry standards.

13.   Please explain, by footnote or otherwise, why your manager will receive a fee for construction management and supervision in addition to an advisory fee that includes 2% of amounts budgeted for construction and development.

14.   We note your response to prior comment 26. Please disclose who you intend to have perform such development activities.

License Agreement, page 26

15.   We note that your manager, and not Proinvest Realty Fund, is required to pay license fees to Olson LLC. Please revise to clarify whether you have any obligation to reimburse your manager for expenses related to the license agreement, including license fees.

Conflicts of Interest, page 27

16.   We reissue prior comment 15. Instead of the chart you have inserted on page 27, please insert a chart that clearly depicts the relationships between you, the various organizations you control (including your subsidiaries), and your manager. In addition, please include the percentage ownership of each entity by related entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

17.   We note your added disclosure on page 31. Please disclose when you expect to begin the acquisition phase of your operations. For example, will you wait until you have completed the subscription process?

Specific Opinions, page 38

18.   We reissue prior comment 30. Please revise this section to discuss the reasons for the significant doubt expressed in the tax opinion. We note that you do not plan to seek an IRS ruling; however, that fact alone does not explain the reason for substantial doubt regarding the tax consequences. Provide similar changes under the headings "Classification as a Partnership" and "Publicly Traded Partnerships," which includes the same "more likely than not" qualification. Also, please add related risk factor disclosure as previously requested.

Exhibit 5.1 – Form of Legal Opinion

19.   We note that counsel has assumed authorization, adoption, execution and delivery by or on behalf of each of the parties of the documents counsel has examined. This assumption is not appropriate with respect to documents authorized, adopted, executed, or delivered by the registrant. Please provide a revised opinion that limits this assumption to parties other than Proinvest.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Amy Waters (via fax)